August 14, 2006

Via U.S. Mail and Facsimile

Klaus Kuhn
Chief Financial Officer
BAYER AKTIENGESELLSCHAFT
Bayerwerk, Gebaude W11
Kaiser-Wilhelm-Allee
51368 Leverkusen, GERMANY


RE:		BAYER AKTIENGESELLSCHAFT
		Form 20-F for the fiscal year ended December 31, 2005
		File No. 1-16829

Dear Mr. Kuhn:

      We have limited our review of your Form 20-F for the fiscal year ended December 31, 2005, to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism, and will make no further review of those forms. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General -

1. We note a chart on your website titled "Investments in subsidiaries and other companies" dated December 31, 2005, that identifies an Iranian company named Bayer Iranchemie AG and a Cuban company named Quimicas Unidas S.A. We also note news reports that the New York City Comptroller, who is custodian to that city`s pension funds, sent you letters in 2005 and 2006 regarding your contacts with Sudan. The 20-F includes no information regarding contacts with Sudan.

In light of the fact that Cuba, Iran and Sudan have been identified by the U.S. State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions, please describe for us the extent and nature of your past, current, and anticipated contacts with those countries, whether through subsidiaries, affiliated entities, or other direct or indirect arrangements. Advise us whether any of the services or products you have provided to these countries, including materials and component parts, have military application.
Describe
for us any such potential military application and advise us whether, to your knowledge, any such products or services have in fact been put to military use.

2. Discuss for us the materiality to you of your contacts with Cuba,
Iran and Sudan, individually and in the aggregate, and whether those contacts, individually or in the aggregate, constitute a material investment risk for your security holders. Please address materiality in quantitative terms, including the dollar amounts of any associated assets and liabilities, and revenues. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value.

In this regard, we note that Arizona and Louisiana have adopted legislation that requires their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permits divestment of state pension fund assets from, companies that do business with U.S.-designated state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. Illinois, Maine, New Jersey and Oregon have adopted legislation requiring reporting of interests in, or divestment from, companies that do business with Sudan, and similar legislation has been proposed by several other states. In addition, Florida requires that issuers disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. Finally, Harvard University, Yale University, Stanford University, and other educational institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that operate in
Cuba, Iran and Sudan.
Closing Comments

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filings or in response to our comments on your filings.

      Please understand that we may have additional comments after we review your response to our comment. Please contact Jack
Guggenheim
at (202) 551-3523 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.

								Sincerely,



								Cecilia D. Blye, Chief
								Office of Global Security
Risk

cc: 	Jeffrey Riedler
		Division of Corporation Finance